                                                                    Exhibit 99.1
                                                                    ------------

                 TECHFAITH REPORTS UNAUDITED SECOND QUARTER 2005
                                FINANCIAL RESULTS

BEIJING, CHINA, AUGUST 16, 2005 - China Techfaith Wireless Communication Technology Limited, (Nasdaq: CNTF), a leading independent mobile handset design house based in China, today announced its unaudited financial results for the second quarter of 2005.

Highlights for the second quarter of 2005:

o Net revenues were US$21.2 million in the second quarter of 2005, up 95.6% year-on-year and 1.2% decline quarter-on-quarter

o Income from operations was US$9.8 million in the second quarter of 2005, up 159% year-on-year and 11.5% decline quarter-on-quarter

o Net income was US$11.3 million in the second quarter of 2005, up 176.4% year-on-year and up 36.7% quarter-on-quarter

o Gross profit margin in the second quarter of 2005 remained flat at 62.9% compared to 54.5% in the same period in 2004 and 62.9% in the first quarter of 2005

o Operating profit margin in the second quarter of 2005 was 46% compared to 34.8% in the same period in 2004 and 51.4% in the first quarter of 2005

o Net income margin in the second quarter of 2005 was 53.2% compared to 37.6% in the same period in 2004 and 38.4% in the first quarter of 2005

"I am pleased to report TechFaith has delivered strong results in the second quarter of 2005. We continue to maintain our leadership position in the mobile handset design space with general improvements in business fundamentals" said Defu Dong, TechFaith's Chairman and CEO. "At the same time, TechFaith is fully leveraging our handset design strengths to penetrate high growth and highly lucrative related markets such as wireless modules and embedded software for mobile application."


UNAUDITED FINANCIAL RESULTS

For the second quarter of 2005, TechFaith reported total net revenues of US$21.2 million, representing a 95.6% increase from the same period in 2004 due to the increase in design fees and royalty income resulting from the increase in the number of models designed for customers. Compared to the first quarter of 2005, total net revenues decreased 1.2%, primarily due to decline in design fees.

Design fees for the second quarter of 2005 was US$15.1 million, increased 140% from the same period in 2004 and decreased 8.8% from first quarter of 2005. Year on year design fees increase was due to an increase in the number of revenue contributing models across design cycle revenue milestones. Quarter on quarter design fee declined while the total number of revenue contributing models increased because a higher percentage of revenue contributing models achieved the last milestone of the final design cycle. These final design milestones have less development efforts than the earlier milestones and accordingly resulted in relatively lower design revenue.

Revenue contributing models totaled 46 in the second quarter of 2005 compared to 28 in the same quarter in 2004 and 41 in the first quarter of 2005. Approximately 48% of the 46 revenue contributing models were designed for international brand owners and the remaining for domestic brand owners.

Royalty income in the second quarter of 2005 was US$4.4 million which increased 146.3% from the same quarter in 2004 and increased 42.4% from the first quarter of 2005. This increase was due to our customers' shipments of more royalty contributing handsets.

TechFaith believes design fees and royalty income combined is a better operational benchmark as it represents substantial economic value of the total design compensation received from customers from the design services. Design fees plus royalty income combined were US$19.5 million in the second quarter of 2005, an increase of 141.4% compared to US$8.1 million in the same quarter of 2004 and a decrease of 0.7% from US$19.6 million in the first quarter of 2005. Of the US$19.5 million design fees plus royalty income in the second quarter of 2005, approximately 68.3% were received from international brand owners.

Component products income was US$1.7 million in the second quarter of 2005 compared to US$2.8 million in the same period in 2004 and US$1.8 million in the first quarter of 2005. Although component products income decreased 6.6% from the first quarter of 2005, it represented the net effect of the decrease in PCB sales and the increase in sales of wireless modules over the second quarter of 2005. The increase in wireless modules this quarter represents our successful effort in entering the wireless modules market. Approximately 37% of component products revenues are from sales of wireless modules, 26.7% from sales of PCBs and 36.3% from sales of other component products.

Overall gross profit margin remained flat at 62.9% in the second quarter of 2005, compared to 54.5% in the same quarter in 2004 and 62.9% in the first quarter of 2005.

Total operating expenses for the second quarter of 2005 were US$3.6 million, which included a bad debt provision of US$0.4 million, and represented an increase of 67.4% from the same period in 2004. It increased by 44.9% from the first quarter in 2005, largely due to an expanding business size and the increase in general and administrative expenses post our initial public offering in May 2005.

Income from operation for the second quarter of 2005 was US$9.8 million, an increase of 159% from the same period in 2004 and a decrease of 11.5% from the first quarter of 2005.

Operating profit margin was 46% in the second quarter of 2005, expanding from 34.8% in the same period in 2004 and dropped from 51.4% in the first quarter of 2005.

Net income for the second quarter of 2005 was US$11.3 million, representing an increase of 176.4% from the same period in 2004 and 36.7% increase from the first quarter of 2005. Excluding charges relating to change in fair value of call option for the then existing convertible notes in the first quarter of 2005, net income increased 18.1% quarter on quarter. Net income margin was 53.2% in the second quarter of 2005, higher than 37.6% for the same period in 2004 and 38.4% in the first quarter of 2005. Net income margin of 53.2% in the second quarter of 2005 is the highest level reached over the past 6 quarters.

Second quarter Basic Earnings per ADS was US$0.28.


CONFERENCE CALL

TechFaith's management team will host a conference call at 9:30AM Eastern Standard Time on August 16, 2005 (or 9:30PM August 16, 2005 in the Beijing/HK time zone) following the announcement.

The dial-in details for the Live conference call: U.S. Toll Free Number +1-800-901-5218, International dial-in number +1-617-786-4511; Passcode 82896398.

A replay of the call will be available through August 23, 2005. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number 1-617-801-6888; Password 25616468.

TechFaith will also provide a live webcast of the earnings call. Participants should log onto the Company's website (http://www.techfaithwireless.com ) 15 minutes prior to the call, then click on the Event Calendar under Investor Relations page and follow the instructions. The archived webcast of this call will be available on the Investor Relations section of TechFaith's website at http://www.techfaithwireless.com.


ABOUT TECHFAITH

China Techfaith Wireless Communication Technology Limited ("TechFaith") is a leading independent mobile handset design house based in China. TechFaith provides complete design services spanning the entire handset design cycle, which involves industrial design, mechanical design, software design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. TechFaith designs mobile handsets and provides mobile handset solutions on GSM/GPRS, WCDMA/UMTS and CDMA technologies. TechFaith has also commenced the design of smart phones, which provide significant data capabilities in addition to the normal functions of a mobile handset. TechFaith's customers include both Chinese domestic handset brand owners and international handset brand owners. Since it inception in 2002, TechFaith has experienced substantial growth and become one of the largest independent mobile handset design houses in the world.

TechFaith's American Depositary Shares ("ADSs"), each of which represents 15 ordinary shares of TechFaith, are currently trading on the Nasdaq National Market under the symbol "CNTF."


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, TechFaith's ability to retain existing or attract additional international customers, TechFaith's earnings or margin declines, failure of competing against new and exist competitors, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SOURCE China TechFaith Wireless Communication Technology Limited

Ms. Yuping OuYang of TechFaith, +86-10-5822-9918, or
inforequest@mail.techfaith.cn
-----------------------------

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF U.S. DOLLARS)


                                                                              DECEMBER 31, 2004    MARCH 31, 2005     JUNE 30, 2005
                                                                                  (audited)         (unaudited)        (unaudited)
                                                                                  (Note 1)
ASSETS
Current assets:
 Cash and cash equivalents                                                       $ 35,086            $ 37,272            $136,575
 Accounts receivable                                                                7,760              16,915              16,430
 Notes receivable                                                                   2,296               2,600               3,462
 Marketable securities                                                                346                 261                   -
 Deposit                                                                            3,740               3,852                   -
 Inventories                                                                        5,030               4,774               5,434
 Prepaid expenses and other current assets                                          2,254               3,454                 854
                                                                                 --------            --------            --------
Total current assets                                                             $ 56,512            $ 69,128            $162,755
                                                                                 --------            --------            --------

Deposits for acquisition of plant, machinery and
 equipment, and acquired intangible assets                                            529                 945                 109
Plant, machinery and equipment, net                                                 9,556               9,937              12,170
Acquired intangible assets, net                                                       945                 853                 978

                                                                                 --------            --------            --------
TOTAL ASSETS                                                                     $ 67,542            $ 80,863            $176,012
                                                                                 ========            ========            ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Account payable                                                                 $  2,834            $  2,999            $  2,631
 Accrued expenses and other current liabilities                                     4,617               6,418               6,226
 Advance from customers                                                            16,418              16,975              11,779
                                                                                 --------            --------            --------
Total current liabilities                                                        $ 23,869            $ 26,392            $ 20,636
                                                                                 --------            --------            --------

Convertible notes                                                                $ 11,887            $ 12,122            $      -
                                                                                                                         --------
                                                                                 --------            --------            --------
Derivative liability                                                             $  1,956            $  3,259            $      -
                                                                                 --------            --------            --------
Minority interests                                                               $  1,740            $  2,716            $  2,973
                                                                                 --------            --------            --------

Shareholders' equity
 Ordinary shares                                                                 $     10            $     10            $     13
 Additional paid-in capital                                                         4,832               4,832             109,635
 Accumulated other comprehensive income                                                47                  80                  24
 Retained earnings                                                                 23,201              31,452              42,731
                                                                                 --------            --------            --------
Total shareholders' equity                                                         28,090              36,374             152,403
                                                                                 --------            --------            --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $ 67,542            $ 80,863            $176,012
                                                                                 ========            ========            ========


Note 1: The financial information has been disclosed in the registration statement on Form F-1 filed with U.S. Securities and Exchange commission

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS OF U.S. DOLLARS)


                                                                     THREE MONTHS ENDED     THREE MONTHS ENDED    THREE MONTHS ENDED
                                                                       JUNE 30, 2004          MARCH 31, 2005         JUNE 30, 2005
                                                                        (unaudited)            (unaudited)            (unaudited)
Revenues:
 Design fees                                                            $  6,281               $ 16,534               $ 15,075
 Royalty income                                                            1,792                  3,100                  4,413
 Component products                                                        2,771                  1,846                  1,725
                                                                        --------               --------               --------
Total net revenues (Note 2)                                               10,844                 21,480                 21,213
                                                                        --------               --------               --------

Cost of revenues
 Design fees                                                               2,540                  6,408                  6,608
 Royalty income                                                              181                      -                      -
 Component products                                                        2,217                  1,566                  1,263
                                                                        --------               --------               --------
Total cost of revenues                                                     4,938                  7,974                  7,871
                                                                        --------               --------               --------

Gross profit                                                               5,906                 13,506                 13,342
                                                                        --------               --------               --------

Operating expenses:
 General and administrative                                               (1,304)                (1,331)                (2,586)
 Research and development                                                   (666)                  (868)                  (723)
 Selling and marketing                                                      (165)                  (267)                  (265)
                                                                        --------               --------               --------
Total operating expenses                                                  (2,135)                (2,466)                (3,574)
                                                                        --------               --------               --------

Income from operation                                                      3,771                 11,040                  9,768
Interest expense                                                            (467)                  (583)                     -
Interest income                                                               16                     55                  1,846
Other income                                                                 281                     18                    156
Change in fair value of call option                                          720                 (1,303)                     -
                                                                        --------               --------               --------
Income before income taxes                                                 4,321                  9,227                 11,770
Income tax                                                                     -                      -                      -
                                                                        --------               --------               --------
Income before minority interests                                           4,321                  9,227                 11,770
Minority interests                                                          (240)                  (976)                  (491)
                                                                        --------               --------               --------
Net income                                                              $  4,081               $  8,251               $ 11,279
                                                                        ========               ========               ========


Note 2: The net revenues represent sales net of business and value added taxes